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LEGAL PROCEEDINGS

The Fund, the Fund's Board of Trustees, Calamos Advisors LLC, (the "Adviser"), and the corporate parent of the Adviser, Calamos Asset Management, Inc., among other persons, have been named as defendants in a putative class action complaint captioned Rutgers Casualty Ins. Co. v. Calamos, et al., currently pending in the United States District Court for the Northern District of Illinois related to the Fund's redemption of its Auction Rate Cumulative Preferred Shares (the "ARPS") at their liquidation preference. The complaint generally alleges that the Fund's Board of Trustees breached certain fiduciary duties owed to the common shareholders of the Fund by approving the redemption of the Fund's ARPS at their liquidation preference, and by recapitalizing the Fund with debt-based borrowings that were allegedly less advantageous to the Fund's common shareholders. The complaint also alleges that the Adviser, the corporate parent of the Adviser, and the Fund itself aided and abetted the Trustees' alleged breaches of fiduciary duty and were unjustly enriched as a result. The suit seeks indeterminate monetary and punitive damages from the named defendants, as well as injunctive relief. The defendants believe that the complaint is without merit, intend to defend themselves vigorously against the allegations, and have moved to dismiss the case. That motion is pending before the district court.

The Calamos Convertible Opportunities and Income Fund ("CHI"), CHI's Board of Trustees, the Adviser, and the corporate parent of the Adviser, Calamos Asset Management, Inc. have been named as defendants in putative class action complaints filed by plaintiffs in the Circuit Court of Cook County, Illinois and removed by the defendants to the United States District Court for the Northern District of Illinois related to the Fund's redemption of its previously outstanding Auction Rate Cumulative Preferred Shares (the "ARPS") at their liquidation preference. The complaints, captioned Brown v. Calamos, et al. and Bourrienne v. Calamos, et al., generally allege that the Fund's Board of Trustees breached certain fiduciary duties owed to the common shareholders of CHI by approving the redemption of the CHI's ARPS at their liquidation preference, and by recapitalizing CHI with debt-based borrowings that were allegedly less advantageous to CHI's common shareholders. The complaints also allege that the Adviser and the corporate parent of the Adviser aided and abetted the Trustees' alleged breaches of fiduciary duty and were unjustly enriched as a result, while the Brown complaint also alleges that the CHI itself aided and abetted these actions and was similarly unjustly enriched as a result. Both complaints allege identical causes of action and encompass materially identical putative classes and class periods. The suits seek indeterminate monetary and punitive damages from the named defendants, as well as injunctive relief. On March 14, 2011, the judge assigned to the Brown case dismissed it, and the plaintiff filed a Notice of Appeal in the United States Court of Appeals for the Seventh Circuit. The Seventh Circuit issued a decision on November 10, 2011 affirming the dismissal of the case entered by the lower court. On August 4, 2011, the judge assigned to the Bourrienne case dismissed it, and the plaintiff filed a Notice of Appeal in the United States Court of Appeals for the Seventh Circuit. The Seventh Circuit issued an order on December 7, 2011 dismissing the appeal pursuant to the parties' stipulation of dismissal. The Fund believes that the litigation does not have any present material adverse effect on the Fund or on the ability of the Adviser to perform its obligations under its investment advisory contract with the Fund.